February 27, 2015

VIA EDGAR

Public Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: **Matthews A Share Selections Fund, LLC**
          File No. 811-22809

Ladies and Gentlemen:

On behalf of Matthews A Share Selections Fund, LLC (the "Company"), enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1)   a copy of Endorsement No. 12 to the fidelity bond covering the Company and the Matthews International Funds (the "Trust") (the "Fidelity Bond") reflecting an adjustment in the amount of the Fidelity Bond and the premium associated with the Fidelity Bond;

2)   a copy of the resolutions adopted at a meeting of the Board of Directors of the Company (the "Board") held on February 24, 2015, at which the Board and a majority of the Directors who are not "interested persons" of the Company as such term is defined in Section 2(a)(19) of the 1940 Act approved and ratified the adjustment in the coverage amount and the premium amount of the Fidelity Bond and the allocation of the adjusted total premium to be paid by the Company;

3)   a copy of the Joint Fidelity Bond Premium Allocation and Recovery Agreement, effective as of July 31, 2014, as required by paragraph (f) of the Rule.

The premium amount of $9,511 has been paid for the period commencing December 15, 2013 and ending December 15, 2014 (the "Bond Period"), of which $9,188 was charged to and paid by the Trust for the Bond Period and $323 was charged to and paid by the Company for the period commencing July 31, 2014 and ending December 15, 2014 only. If the Company had not been named as an insured under the Fidelity Bond on a joint basis with the Trust, the Company would have provided and maintained a single insured bond in the amount of $525,000, in accordance with paragraph (d) of the Rule.

Please contact the undersigned at (415) 788-7553 if you have any questions.

Sincerely,

 /s/ David Monroe
David Monroe
Vice President

cc: Manoj T. Pombra
          David Hearth, Esq.

FEDERAL INSURANCE COMPANY

Endorsement No. 12

Bond Number: 82047477

NAME OF ASSURED: MATTHEWS INTERNATIONAL FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 3,025,000	$ 10,000
2. On Premises	$ 3,025,000	$ 10,000
3. In Transit	$ 3,025,000	$ 10,000
4. Forgery or Alteration	$ 3,025,000	$ 10,000
5. Extended Forgery	$ 3,025,000	$ 10,000
6. Counterfeit Money	$ 3,025,000	$ 10,000
7. Threats to Person	$ 3,025,000	$ 10,000
8. Computer System	$ 3,025,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 25,000	$ 10,000
10. Uncollectible Items of Deposit	$ 25,000	$ 10,000
11. Audit Expense	$ 25,000	$ 10,000
12. Unauthorized Signature	$ 25,000	$ 10,000
13. Automated Telephone Transactions	$ 3,025,000	$ 10,000
14. Telefacsimile Instruction Fraud	$ 3,025,000	$ 10,000
15. Extended Computer Systems	$ 3,025,000	$ 10,000
16. Claims Expense	$ 25,000	$ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on July 31, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 17, 2015



APPROVAL AND RATIFICATION OF THE 2014 JOINT FIDELITY BOND

WHEREAS, in accordance with Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1 promulgated thereunder, Matthews A Share Selections Fund, LLC (the "Company") is required to maintain with a reputable fidelity insurance company a fidelity bond policy covering larceny and embezzlement;

WHEREAS, at a meeting of the Board of Trustees of Matthews International Funds (the "Trust") (the "Trust Board") held on November 19, 2013, the Trustees who are not "interested persons" of the Trust, as such term is defined in Section 2(a)(19) of the 1940 Act, and the full Trust Board approved the renewal, for a premium of $9,188, of the fidelity bond coverage for the period December 15, 2013 to December 15, 2014 for the Trust issued through the Chubb Group of Insurance Companies with a $2,500,000 aggregate limit of liability (the "2014 Bond");

WHEREAS, at a meeting of the Board held on November 21, 2014, the Directors who are not "interested persons" of the Company, as such term is defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors") and the full Board approved (i) an amendment to the 2014 Bond to add the Company as an insured, effective July 31, 2014, without changing any other terms of the 2014 Bond, including the amount (*i.e.*, $2,500,000), type, form and coverage of the 2014 Bond and the premium of $9,188 for the 2014 Bond, which has been or will be paid solely by the Trust (the "First Amended 2014 Bond"), and (ii) the Joint Fidelity Bond Premium Allocation and Recovery Agreement, effective July 31, 2014, between the Trust and the Company (the "Bond Premium Allocation Agreement");

WHEREAS, the Independent Directors and the full Board have been presented with, and have reviewed, an amendment to the First Amended 2014 Bond to (i) adjust the total amount of the bond to $3,025,000, and (ii) adjust the total premium to $9,511 (the "Second Amended 2014 Bond");

WHEREAS, Matthews International Capital Management, LLC has recommended that $9,188 of the adjusted total premium be allocated to the Trust and that $323 of the adjusted total premium be allocated to the Company; and

WHEREAS, the Independent Directors and the full Board have determined that the Second Amended 2014 Bond is reasonable and in the best interests of the Company and that the proposed allocation of the adjusted total premium to the Trust and the Company is consistent with the Bond Premium Allocation Agreement, after taking all relevant factors into consideration, including, but not limited to, those factors set forth in Rule 17g-1(e) under the 1940 Act;

NOW, THEREFORE, BE IT

RESOLVED, that the Second Amended 2014 Bond be, and it hereby is, approved, ratified and confirmed in all respects; and it is further

RESOLVED, that the adjusted total premium of $9,511 for the Second Amended 2014 Bond is fair and reasonable and that the allocation of a portion of such total premium to the Company in the amount of $323 (the "2014 Allocated Fidelity Premium") is consistent with the Bond Premium Allocation Agreement and is fair and reasonable to the Company; and it is further

RESOLVED,   that the proper officers of the Company be, and each of them hereby is, authorized and directed to pay the 2014 Allocated Fidelity Premium and to do any and all other acts, in the name of the Company and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions; and it is further

RESOLVED,   that the proper officers of the Company be, and each of them hereby is, authorized and directed to make all necessary filings with the Securities and Exchange Commission and give such notice as is required under Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED,   that all actions previously taken by any officer or Director of the Company in connection with the foregoing resolutions are hereby adopted, ratified, confirmed and approved in all respects.

Matthews Asia Funds
Matthews A Share Selections Fund, LLC

Joint Fidelity Bond Premium Allocation and Recovery Agreement

THIS JOINT FIDELITY BOND PREMIUM ALLOCATION AND RECOVERY AGREEMENT (this "Agreement") by and between Matthews International Funds, a Delaware statutory trust d/b/a Matthews Asia Funds (the "Trust"), and Matthews A Share Selections Fund, LLC, a Delaware limited liability company (the "Company"), relating to the Bond (as defined below), is effective as of July 31, 2014. Each party to this Agreement, including the Trust, the Company and such other persons that become joint insureds under the Bond and that become parties to this Agreement in accordance with this Agreement, is hereinafter referred to individually as an "Insured Party" and collectively as the "Insured Parties."

A.   The Trust and the Company, each registered under the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of their respective series, propose to be named as joint insureds under the terms of a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering each officer and employee of the Trust and the Company, who may singly, or jointly with others, have access to securities or funds of the Trust and/or the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities (the "Bond"); and

B.   The Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust, as that term is defined by Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), have determined that the Trust's participation in the Bond is in the best interests of the Trust; and

C.   The Board of Directors of the Company, including a majority of the Directors who are not "interested persons" of the Company, as that term is defined by Section 2(a)(19) of the 1940 Act (the "Independent Directors"), have determined that the Company's participation in the Bond is in the best interests of the Company; and

D.   Each of the Insured Parties now desires to enter into this Agreement pursuant to Rule 17g-1(f).

NOW, THEREFORE, IT IS HEREBY AGREED as follows:

1.   <u>Payment of Premium</u>.

The premium due under the Bond shall be allocated between the Trust and the Company in the discretion of the Independent Trustees and the Independent Directors, upon recommendation by the investment adviser to the Trust and the Company, after taking all relevant factors into consideration, including, but not limited to, those factors set forth in Rule 17g-1(e) under the 1940 Act.

        2.   <u>Recovery</u>.

        (a)   In the event recovery is received under the Bond as a result of a loss sustained by one Insured Party only, such recovery shall be paid to such Insured Party alone.

        (b)   In the event recovery is received under the Bond as a result of a loss sustained by an Insured Party and one or more other Insured Parties, the Insured Party shall receive an equitable and proportionate share of the recovery that is at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

        3.   <u>Termination notice</u>.

        This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint fidelity bond and shall apply to the Bond and any renewal or replacement thereof. It shall continue until terminated by any party upon the giving of not less than sixty (60) days' prior notice to the other parties in writing.

        4.   <u>Additional persons</u>.

        Additional persons who shall become joint insureds under the Bond shall become a party to this Agreement by an amendment to this Agreement or by the execution and adoption of a rider hereto.

        5.   <u>Governing law</u>.

        This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their duly authorized officers effective as of the date first above written.

MATTHEWS INTERNATIONAL FUNDS

By: /s/ William J. Hackett

Name: William J. Hackett

Title: President

MATTHEWS A SHARE SELECTIONS FUND, LLC

By: /s/ John P. McGowan

Name: John P. McGowan

Title: Vice President